Exhibit 99.1

Ballard Next-Gen Fuel Cell Modules to Power Freight Trucks in Canadian Hydrogen Project

VANCOUVER and CALGARY, May 7, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it will provide next-generation FCmove®-HD fuel cell modules – utilizing Ballard's LCS technology – to power 2 tractor-trailer trucks as part of an industry-lead C$15 million (US$11.2 million) Alberta Zero-Emissions Truck Electrification Collaboration (AZETEC) project. The AZETEC project will test the ability of hydrogen to fuel the Province of Alberta's heavy duty freight transportation sector and is seen as a first step in exploring a potential made-in-Alberta hydrogen economy.

64 tonne B-train tractor-trailer operated by Bison Transport (CNW Group/Ballard Power Systems Inc.)

Ballard will provide a total of 6 FCmove®-HD fuel cell modules – each generating 70 kilowatts (kW) of power – with 3 modules to be installed in each truck. These modules will utilize Ballard's LCS technology, planned for commercial availability in 2019.

The AZETEC project will help ensure the continuation of a timely, efficient and cost-effective supply chain of goods, transported by 64-tonne B-train tractor-trailers carrying very large freight loads over long distances. The project will test hydrogen as a zero-emissions alternative fuel to diesel, along with the refueling infrastructure and other systems that would be required for Alberta to implement this new fuel solution. The 3-year project also will investigate the potential to significantly reduce greenhouse gas emissions and airborne pollutants in Alberta's freight transportation sector.

Freight transportation accounts for almost 70% of diesel fuel demand in Alberta and contributes about 12 million tonnes of greenhouse gases (GHGs) per year in the Province. The AZETEC project is scheduled to run until mid-2022 and will involve the design and manufacture of two heavy duty, extended range, hydrogen fuel cell electric hybrid trucks that will move freight year-round between the cities of Edmonton and Calgary, Alberta.

The 64 tonne (gross vehicle weight) B-train tractor-trailers, developed for Alberta's unique operating environment, will be capable of traveling up to 430 miles (700 km) between refuelings and will be operated by Alberta trucking companies Trimac Transportation and Bison Transport. By the end of the project the trucks will have travelled more than 300,000 miles (500,000 km) and carried about 12 million tonne-miles (20 million tonne-km) of freight.

Rob Campbell, Ballard Chief Commercial Officer said, "The tractor-trailer trucks being used in the AZETEC project are the first Fuel Cell Electric Vehicles – or FCEVs – of this size and capacity to be built and tested anywhere globally. We are delighted to expand Ballard's participation in FCEV truck trials across a growing range of sizes and classes, as we demonstrate the compelling value proposition that fuel cells offer for Heavy and Medium Duty Motive applications requiring long range, rapid refueling, heavy payloads and route flexibility."

The AZETEC project builds on more than a year's worth of research, data analysis and scenario modelling done by the Canadian Energy Systems Analysis Research (CESAR) Initiative. In addition to Ballard, other project participants will include: Zen Clean Energy Solutions, project manager; Dana Inc., global leader in heavy duty electric drive axles; Nordresa, Quebec-based electric drive train manufacturer; Freightliner/Daimler, manufacturer of truck bodies; Air Products and Praxair, hydrogen manufacturers; and Hydrogen Technology & Energy Corporation (HTEC), hydrogen solutions and infrastructure provider.

Emissions Reduction Alberta (ERA) is contributing more than C$7.3 million (US$5.4 million) to the AZETEC project, which is led by the Alberta Motor Transportation Association. ERA is providing the funding through its competitive BEST Challenge program, which targets technologies that demonstrate the potential to reduce GHG emissions in Alberta and secure the Province's success in a lower-carbon economy.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 07-MAY-19